

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 15, 2020

<u>VIA E-MAIL</u>

Gus Demopoulos
Strategas Securities, LLC
52 Vanderbilt Avenue 8th Floor
New York, NY 10017

Re: <u>Strategas Trust, Series 1-1</u>
         File Nos. 333-248861

Dear Mr. Demopoulos:

On September 17, 2020, you filed a registration statement on Form S-6 for Strategas Trust (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

GENERAL COMMENTS

1.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

2.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

PROSPECTUS

Overview (Page 3)

3.   The disclosure states: "Alaia Capital, LLC (the "portfolio consultant") identified Strategas and its proprietary methodology as the reference asset for the Trust." Clarify what the term "reference asset" means in the context of this particular fund.

Selection of Portfolio Securities

4.   Please describe your portfolio selection process and underlying strategy in greater detail. For example, it is unclear what publicly available data you consider, and over what time periods, in determining the aggregate amount of dollars spent on lobbying. Similarly, it is unclear how you determine the completeness and accuracy of the data, particularly for companies doing business across jurisdictions.

Principal Risks

The Strategas methodology may not accurately measure lobbying intensity (Page 4)

5.   This risk factor appears to discuss two different risks: (1) whether the methodology will accurately measure lobbying intensity and (2) whether the methodology's measure of lobbying intensity is an indicator of earning potential or positive performance. Consider discussing these two risks separately in appropriately captioned risk factors. With respect to the second risk, please consider disclosure addressing (a) the potential that companies facing the largest challenges may be the ones most likely to lobby intensely and (b) the potential for a lack of relationship between lobbying intensity and earnings potential, particularly for companies with multiple business lines. In addition, consider the appropriate location for the second risk above as it appears to be a key premise of the Trust's strategy.

Fees and Expenses Table (Page 8)

6.   The disclosure states: "Operating expenses do not include brokerage costs and other transactional fees, or other custody charges." Explain supplementally why custody costs are not included in operating expenses.

7.   Please disclose who the Trust pays the organization cost to.

How to Buy Units (Page 11)

8.   The disclosure states: "The offer price will be effective for all orders received at a designated time prior to the close of regular trading in the New York Stock Exchange." Clarify what this "designated time" will be.

Trust Administration (Page 14)

9.   The disclosure states that the Trust will buy and sell securities "in limited circumstances to protect the Trust." Later, in your Information Supplement, you suggest the sponsor may alter the portfolio by substitution although the portfolio will "generally remain unchanged under normal circumstances." Disclose briefly what these limited circumstances may be and explain in

correspondence how such purchases, sales, and substitutions are consistent with section 4(2) of the Investment Company Act, which refers to "a unit of specified securities".

10.   We note your disclosure that Alaia Capital LLC ("Alaia") acts as a portfolio consultant, evaluator, and supervisor to the Trust and receives a fee from the Trust for doing so. Please file any agreements covering this arrangement and revise your prospectus to address material terms – including, the nature of services provided and compensation to be paid. Please explain any relationships between Alaia and the Sponsor in correspondence.

Distribution of Units (Page 16)

11.   Throughout this section, it appears that in several places, the terms "we," "us" and "our" refer to an entity other than the Trust. For example, the disclosure states "Such payments are made by us out of our own assets, and not out of the assets of the Trust." Please clarify to whom these terms refer throughout.

Taxation of Trust Distributions (page 17)

12.   In the second full paragraph on page 18, the disclosure states that the Trust may make distributions that represent a return of capital. Briefly explain the circumstances under which such distributions will be made.

Expenses (page 20)

13.   The disclosure indicates that the Trust may indemnify persons. To the extent such indemnification may apply to liability under the Securities Act of 1933 and the benefits of such indemnification are not waived by such persons, in an appropriate location in the registration statement, include a brief description of any such indemnification provisions and an undertaking substantially in the form provided in Rule 484 that Act.

INFORMATION SUPPLEMENT

14.   We note your section entitled "Information Supplement" which appears to be distinct from the prospectus, but incorporated by reference into the prospectus. Supplementally explain your basis for providing such a section in the registration statement. In addition, confirm supplementally that investors will receive a prospectus that contains the information necessary to make an informed investment decision.

General Information (Page 2)

15.   Your disclosure indicates that, if the sponsor deposits cash to purchase additional securities, the Trust will pay any associated brokerage fee. Please disclose whether any Trust promoter will receive brokerage fees and, if so, how the fee will be determined.

16.   Please advise us what is intended by the disclosure that the Trust consists of "(b) any additional securities acquired and held by the Trust pursuant to the provisions of the trust agreement." In responding, please advise why having "unspecified" securities is appropriate for a unit investment trust.

Statements to Unitholders (Page 6)

17.   The disclosure states: "The accounts of the Trust may be audited annually, at the Trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the Trust." Supplementally explain the basis for this statement.

Amendment and Dissolution (Page 8)

18.   We note your disclosure that the sponsor or the portfolio consultant "may receive compensation in connection with such sales to the extent permitted by applicable law." In order to help investors better understand the fees and expenses associated with your product, and the potential conflicts associated with payments made to your promoters, please consider adding a separately captioned section to your prospectus addressing material conflicts. Such section should describe the nature and terms of the transactions that create conflicts and any provisions in place that are designed to protect investors from such conflicts.

Trust Expenses

19.   Please clarify how the portfolio consulting fee is calculated and disclose it in the prospectus.

Signatures

20.   Indicate that the registration statement has been signed by the principal accounting officer or comptroller, and by at least a majority of the Trust's board of directors or persons performing similar functions. See Form S-6 and Section 6 of the Securities Act of 1933.

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Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-3250.

Sincerely,

/s/ Raymond A. Be

Raymond A. Be
Attorney-Adviser

cc: Anna T. Pinedo, Mayer Brown LLP
        Jay Williamson, Securities and Exchange Commission